SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[April 15, 2003]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_______________

SIGNATURES

Date  April 15, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Sakari Tamminen Executive Vice President & CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

THE ANNUAL GENERAL MEETING OF METSO
CORPORATION: DIVIDEND OF EUR 0.60 PER SHARE

(Helsinki, Finland, April 15, 2003) – The Annual General Meeting of Metso Corporation (NYSE: MX; HEX: MEO) approved the accounts for 2002 as presented by the Board of Directors and voted to discharge the members of the Board of Directors and the President and CEO of Metso Corporation from liability for the 2002 financial year. In addition, the Annual General Meeting approved the proposals of the Board of Directors. These applied to authorizations to repurchase and resolve to transfer the Corporation’s own shares, to increase the share capital by issuing new shares and stock options. The Annual General Meeting decided, as proposed by the Board, to distribute a dividend of EUR 0.60 per share.

Matti Kavetvuo was elected the Chairman of the Board at the Annual General Meeting. Mikko Kivimäki, President and CEO of Rautaruukki Group, was re-elected the Vice Chairman of the Board. Maija-Liisa Friman, Vice President and General Manager, Vattenfall Finland was elected Board member. Board members re-elected are Heikki Hakala, Metso’s previous President and CEO; D. Sc. (Tech.) Juhani Kuusi, Senior Vice President, Nokia Oyj; Jaakko Rauramo, Chairman of the Board of SanomaWSOY Oyj and Sanoma Magazines B.V.; and Pentti Mäkinen, Chief Shop Steward, proposed by the personnel of Metso Corporation. The auditing company, Authorized Public Accountant PricewaterhouseCoopers was re-elected Auditor of the Corporation.

The Board of Directors was authorized to resolve to repurchase and to transfer the Corporation’s own shares and increase the share capital within one year of the shareholders’ meeting. The authorization entitles the Board to repurchase the Corporation’s own shares for use as consideration in connection with business acquisitions or in financing investments.

Stock options are issued to the key personnel of Metso Corporation and to a wholly owned subsidiary of Metso Corporation. It is proposed that the shareholders’ pre-emptive right to subscription be deviated from since the stock options form a part of the incentive and commitment program for the key personnel.

Metso’s Board of Directors specified the conditions and terms of the stock options to entitle the Board to distribute at the maximum 5.6 million stock options to the key persons of Metso. Stock options will be distributed on the condition that Metso’s earnings per share grows sufficiently taken into account the starting level and also other criteria for the distribution of the stock options are fulfilled.

The Annual General Meeting decided that a dividend of EUR 0.60 per share be paid for the financial year which ended on December 31, 2002. The dividend will be paid to shareholders who have been entered as shareholders in the Corporation’s shareholder register maintained by the Finnish Central Securities Depository Ltd. by the dividend record date, April 22, 2003. The dividend will be paid on April 29, 2003.

For additional information, please contact:
Harri Luoto, Senior Vice President, General Counsel, Metso Corporation,
tel. +358 204 843 240
Eeva Mäkelä, Manager, Investor Relations, Metso Corporation,
tel. +358 40 727 67 66

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso
Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso
USA, Inc.,
tel. +1 617 369 7850.

Attachment:
Terms and conditions of the stock option program 2003

METSO CORPORATION 2003 STOCK OPTIONS

The Board of Directors of Metso Corporation (Board of Directors) has resolved to propose to the Annual General Meeting of Shareholders to be held on 15 April 2003 that stock options be issued to the key persons of Metso Corporation (Metso or Company) and its subsidiaries (Metso Group) and to a wholly owned subsidiary of Metso on the following terms and conditions:

I STOCK OPTIONS TERMS AND CONDITIONS

1. Number of Stock Options

The number of stock options issued will be 7,800,000, which entitle to subscribe for a total of 7,800,000 shares in Metso.

2. Stock Options

Of the stock options 2,600,000 will be marked with the symbol 2003A, 2,600,000 will be marked with the symbol 2003B and 2,600,000 will be marked with the symbol 2003C. The persons to whom stock options will be issued will be notified in writing by the Company about the offer of stock options. The stock options will be distributed to the recipient when he or she has accepted the offer of the Company. Stock option certificates shall, upon request, be delivered to the stock option owner at the start of the relevant share subscription period unless the stock options have been transferred to the book-entry securities system.

3. Right to Stock Options

The stock options shall, with deviation from the shareholders’ pre-emptive right to subscription, be granted to the key persons of the Metso Group and to Metso Capital Oy (Metso Capital), a wholly owned subsidiary of Metso. It is proposed that the shareholders’ pre-emptive right to subscription be deviated from since the stock options are intended to form part of the Metso Group’s incentive and commitment program for the key persons.

4. Distribution of Stock Options

The Board of Directors shall annually decide on the distribution of stock options in accordance with the defined grounds. Metso Capital shall be distributed stock options to such extent that the stock options are not distributed to key persons of the Metso Group. The Board of Directors of Metso shall later on decide upon the further distribution of the stock options issued to the subsidiary, to the key persons employed by or to be recruited by the Metso Group.

Upon issue all stock options shall be distributed to Metso Capital. Metso Capital shall distribute stock options to the key persons employed by or to be recruited by the Metso Group by the resolution of the Board of Directors of Metso. The total number of 2003A, 2003B and 2003C stock options distributed to the key persons by the Board of Directors, cannot, however, exceed 5,600,000 stock options.

5. Transfer of Stock Options and Obligation to Offer Stock Options

The stock options are freely transferable, when the relevant share subscription period has begun. The Company shall hold the stock options on behalf of the stock option holder until the beginning of the share subscription period. The stock option owner has the right to acquire the possession of the stock options when the relevant share subscription period begins. Should the stock option owner transfer his/her stock options, such person is obliged to inform the Company about the transfer in writing without delay. The Board of Directors may, as an exception to the above, permit the transfer of a stock option also before such date.

Should a stock option owner cease to be employed by or in the service of the Metso Group, for any other reason than the death of the employee, or the statutory retirement of the employee in compliance with the employment contract, or the retirement of the employee otherwise determined by the Company, before 1 April 2008, such person shall without delay offer to the Company or its order, free of charge, the stock options for which the share subscription period in accordance with Section II.2 had not begun at the last day of such person’s employment or service. The Board of Directors can, however, in the above-mentioned cases, decide that the stock option owner is entitled to keep such stock options or a part of them, which are under offering obligation.

Regardless of whether the stock option owner has offered his/her stock options to the Company or not, the Company is entitled to inform the stock option owner in writing that the stock option owner has lost his/her stock options on the basis of the above-mentioned reasons. Should the stock options be transferred to the book-entry securities system, the Company has the right, whether or not the stock options have been offered to the Company, to request and get transferred all the stock options, for which the share subscription period had not begun, from the stock option owner’s book-entry account to the book-entry account appointed by the Company without the consent of the stock option owner. In addition, the Company is entitled to register transfer restrictions and other restrictions concerning the stock options to the stock option owner’s book-entry account without the consent of the stock option owner.

II SHARE SUBSCRIPTION TERMS AND CONDITIONS

1. Right to Subscribe New Shares

Each stock option entitles its owner to subscribe for one (1) share in Metso. The nominal value of each share is EUR 1.70. As a result of the subscriptions the share capital of Metso may be increased by a maximum of EUR 13,260,000 and the number of shares by a maximum of 7,800,000 new shares.

Metso Capital, as a subsidiary of Metso, shall not be entitled to subscribe shares in Metso on the basis of the stock options.

2. Share Subscription and Payment

The share subscription period shall be:

- for stock option 2003A	1 April 2006 – 30 April 2009,
- for stock option 2003B	1 April 2007 – 30 April 2010 and
- for stock option 2003C	1 April 2008 – 30 April 2011.

The share subscription shall take place at the head office of Metso or possibly at another location to be determined later. The subscriber shall transfer the respective stock option certificates with which he/she subscribes shares to the Company, or in case the stock options have been transferred to the book-entry securities system, the stock options with which shares have been subscribed shall be deleted from the subscriber’s book-entry account. Payment for shares subscribed shall be effected upon subscription to the bank account appointed by the Company. The Company shall decide on all measures concerning the share subscription.

3. Share Subscription Price

The share subscription price shall be:

- for stock option 2003A the trade volume weighted average quotation of the Metso share on the Helsinki Exchanges between 1 January and 31 March 2004,

- for stock option 2003B the trade volume weighted average quotation of the Metso B-share on the Helsinki Exchanges between 1 January and 31 March 2005 and

- for stock option 2003C the trade volume weighted average quotation of the Metso B-share on the Helsinki Exchanges between 1 January and 31 March 2006.

From the share subscription price of stock options shall, as per the dividend record date, be deducted the amount of the dividend decided after the beginning of the period for determination of the share subscription price but before share subscription. The share subscription price shall nevertheless always amount to at least the nominal value of the share.

4. Registration of Shares

Shares subscribed for and fully paid shall be registered in the book-entry account of the subscriber.

5. Shareholder Rights

Dividend rights of the shares and other shareholder rights shall commence when the increase of the share capital has been entered into the Trade Register.

6. Share Issues, Convertible Bonds and Stock Options before Share Subscription

Should the Company, before the share subscription, increase its share capital through an issue of new shares, or issue of new convertible bonds or stock options, a stock option owner shall have the same right as or an equal right to that of a shareholder. Equality is reached in the manner determined by the Board of Directors by adjusting the number of shares available for subscription, the share subscription price or both of these.

Should the Company, before the subscription for shares, increase its share capital by way of a bonus issue, the subscription ratio shall be amended so that the ratio to the share capital of shares to be subscribed by virtue of stock options remains unchanged. If the number of shares that can be subscribed for by virtue of one stock option should be a fraction, the fractional part shall be taken into account by reducing the subscription price.

7. Rights in Certain Cases

If the Company reduces its share capital before the share subscription, the subscription right accorded by the terms and conditions of the stock options shall be adjusted accordingly as specified in the resolution to reduce the share capital.

If the Company is placed in liquidation before the share subscription, the stock option owner shall be given an opportunity to exercise his subscription right before the liquidation begins within a period of time determined by the Board of Directors.

If the Company resolves to merge in another company as the company being acquired or in a company to be formed in a combination merger or if the Company resolves to be divided, the stock option owner shall, before the merger or division, be given the right to subscribe for the shares with his stock options within a period of time determined by the Board of Directors. After such date no subscription right shall exist. In the above situations the stock option owner has no right to require that the Company redeems the stock options from him/her for market value.

If the Company, after the beginning of the share subscription period, resolves to acquire its own shares by an offer made to all shareholders, the stock option owners shall be made an equivalent offer. In other cases acquisition of the Company’s own shares does not require the Company to take any action in relation to the stock options.

In case, before the end of the subscription period, a situation, as referred to in Chapter 14 Section 19 of the Finnish Companies Act, in which a shareholder possesses over 90% of the shares of the Company and therefore has the right and obligation to redeem the shares of the remaining Shareholders, or a situation, as referred to in Chapter 6 Section 6 of the Finnish Securities Market Act, arise, the stock option owners shall be entitled to use their right of subscription by virtue of the stock option within a period of time determined by the Board of Directors.

If the nominal value of the share is changed while the share capital remains unchanged, the share subscription terms and conditions of the stock options shall be amended so that the total nominal value of the shares available for subscription and the total share subscription price remain the same.

Converting the Company from a public company into a private company shall not affect the terms and conditions of the stock options.

III OTHER MATTERS

The laws of Finland shall be applied to these terms and conditions. Disputes arising in relation to the stock options shall be settled by arbitration in accordance with the Arbitration Rules of the Central Chamber of Commerce.

The Board of Directors may decide on the transfer of the stock options to the book-entry securities system at a later date and on the resulting technical amendments to these terms and conditions, including those amendments and specifications to the terms and conditions, which are not considered essential. Other matters related to the stock options are decided on by the Board of Directors. The stock option documentation is kept available for inspection at the head office of Metso.

The Company is entitled to withdraw the stock options, which have not been transferred, or with which shares have not been subscribed, free of charge, if the stock option owner acts against these terms and conditions, or against regulations given by the Company on the basis of these terms and conditions, or against applicable law, or against regulations by authorities.

These terms and conditions have been made in Finnish, Swedish and English. In case of any discrepancy between the Finnish, Swedish and English terms and conditions, the Finnish terms and conditions are decisive.